

Mail Stop 3233

May 10, 2017

Via E-mail
Gil Borok
Deputy Chief Financial Officer
CBRE Group, Inc.
400 South Hope Street, 25th Floor
Los Angeles, CA 90071

> **Re:** **CBRE Group, Inc.**
> **Form 10-K**
> **Filed March 1, 2017**
> **File No. 001-32205**

Dear Mr. Borok:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 37

1. Considering that you have consolidated revenues in excess of $13B for the year ended December 31, 2016 and that; based on the information disclosed throughout your filing, you have revenues from multiple lines of business, please tell us why you do not provide disaggregated information of your revenues for each line of business.

Segment Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
Americas, page 42

2. With respect to your investment in MSRs, please address the following:

- Please explain to us what you mean by the disclosure that gains from MSR's are initially recorded at fair value <u>within revenue</u>, clarifying what the gains recognized on the origination and sale of mortgage loans represent. Describe to us the accounting process you follow in recognizing an MSR when it is separated from a loan upon the sale of the loan. In your response, explain to us how you applied the guidance in ASC Topic 860-20-25-4 with respect to your accounting for MSRs.
- To the extent the "gain from mortgage servicing rights" represents a gain on the sale of loans, please explain to us how you determined the gain should be classified as a component of revenue.

3. We understand that you originate loans held for sale and that, based on your disclosures; you have either a firm commitment to sell specific loans or a confirmed forward trade commitment for the issuance and purchase of MBS that will be secured by the loans. For each period presented in your financial statements, please tell us the amount of loans originated for sale, the amount of the proceeds received on the loans sold within the periods and the net gain or loss on the sale of loans within the periods. In addition, please clarify for us how your warehouse receivable activity is reflected in your consolidated statements of cash flows and provide us with a reconciliation of that activity to line items in your consolidated statements of cash flows. To the extent this activity is shown on a net basis in your consolidated statements of cash flows, please explain to us how you determined that presentation is appropriate.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Paul Cline at (202)551-3851or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities